Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-196839

Dated April 22, 2015

Relating to Preliminary Prospectus Supplement dated April 22, 2015

Tsakos Energy Navigation Limited

8.75% Series D Cumulative Redeemable Perpetual Preferred Shares

FINAL TERM SHEET

Dated April 22, 2015

Issuer:	Tsakos Energy Navigation Limited

Securities Offered:	8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares”)

Trade Date:	April 22, 2015

Settlement Date:	April 29, 2015 (T+5)

Offering Size:	3,400,000 Series D Preferred Shares ($85,000,000 aggregate liquidation preference) (or 3,910,000 Series D Preferred Shares ($97,750,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Maturity:	Perpetual

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on February 28, May 28, August 28 and November 28, commencing August 28, 2015 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series D Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	Will be 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per share per annum)

Optional Redemption:	At the option of the Issuer anytime on or after April 29, 2020, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price:	$25.00 per share

Day Count:	30/360

Net Proceeds to the Issuer (before expenses):	$82,480,000 (or $94,828,375 if the underwriters exercise their option to purchase additional shares in full)

Joint Bookrunners	Morgan Stanley & Co. LLC and UBS Securities LLC

Co-managers	Evercore Group L.L.C., Seaport Global Securities LLC, Brock Securities LLC and Axia Capital Markets, LLC

Ratings	The Series D Preferred Shares will not be rated by a nationally recognized statistical rating organization.

Listing:	The Issuer intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange under the symbol “TNP PR D”

CUSIP/ISIN:	G9108L 140 / BMG9108L1404

Changes to Preliminary Prospectus Supplement

1.	Entities affiliated with the Tsakos Holdings Foundation, which is the Issuer’s largest shareholder, intend to purchase 200,000 of the Series D Cumulative Redeemable Perpetual Preferred Shares sold in this offering.

2.	The underwriters will not receive an underwriting discount or commission on the sale of any shares to entities affiliated with the Tsakos Holdings Foundation.

Other financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, email: prospectus@morganstanley.com and UBS Securities LLC, Attention: Prospectus Specialist, 299 Park Avenue, New York, New York, 10171, telephone: 877-827-7275.

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